Exhibit 10.14



10100 Santa Monica Blvd • Suite 430 • Los Angeles, CA 90067
Tel • (888) 808-4667 **Fax** • (310) 859-1601
www.mymedicalrecords.com

November 23, 2005

Mr. Bernie Stolar
2811 Vallejo Street
San Francisco, CA 94123

Dear Dr. Stolar:

This Letter Agreement sets forth the terms under which you agree to act as a marketing and strategic planning advisor for MyMedicalRecords.com ("MMR"), effective on the last date executed below. As such, you will seek actively strategic partnerships and alliances with other entities to market MMR's products and services.

Under this Agreement, MMR agrees to compensate you for your services as follows:

(1) $50,000 per year payable monthly starting the earlier of the date MMR raises Two Million Dollars ($2,000,000) in equity and January 1, 2006.

(2) Commissions in the amount of one percent (1%) of revenue generated directly through your efforts, payable on net cash receipts received from those clients, quarterly 30 days following the end of each quarter.

Either party may terminate this Agreement upon thirty (30) days prior written notice. This Agreement will renew automatically for successive one year periods unless terminated by either party. The parties are aware of Mr. Stolar's directorship on the board of MMR and understand that this relationship is independent of that directorship and that compensation under this Agreement is not consideration for that directorship. This Agreement is governed by the laws of the State of California without regard to that state's choice of law doctrine.

MyMedicalRecords.com   Mr. Bernie Stolar

By:/s/ Robert H. Lorsch   11/23/2005   /s/ Bernie Stolar   11/23/2005
Robert H. Lorsch   Date   Bernie Stolar   Date

Title: CEO